Exhibit 99.9
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Infosys Limited Regd. office : Electronics City, Hosur Road, Bangalore - 560 100, India.

Audited consolidated financial results of Infosys Limited and its subsidiaries for the quarter and half-year ended September 30, 2011, prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

(in crore, except per share data)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenues	8,099	7,485	6,947	15,584	13,145	27,501
Cost of sales	4,744	4,577	3,971	9,321	7,619	15,916
Gross profit	3,355	2,908	2,976	6,263	5,526	11,585
Selling and marketing expenses	456	398	380	854	719	1,512
Administrative expenses	618	558	498	1,176	954	1,971
Operating profit	2,281	1,952	2,098	4,233	3,853	8,102
Other income	387	443	267	830	506	1,211
Profit before income taxes	2,668	2,395	2,365	5,063	4,359	9,313
Income tax expense	762	673	628	1,435	1,134	2,490
Net profit	1,906	1,722	1,737	3,628	3,225	6,823
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286	286	286
Share premium, retained earnings and other components of equity	29,382	27,466	26,039	29,382	26,039	27,017
Earnings per share (par value 5/- each)
Basic	33.36	30.14	30.41	63.50	56.47	119.45
Diluted	33.36	30.14	30.40	63.50	56.45	119.41
Total public shareholding #
Number of shares	40,40,87,749	39,79,13,381	37,21,19,179	40,40,87,749	37,21,19,179	38,10,16,460
Percentage of shareholding	70.37	69.30	64.82	70.37	64.82	66.36
Promoters and promoter group shareholding
Pledged / encumbered
Number of shares	–	–	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078	9,20,85,078
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.04	16.04	16.04	16.04	16.04
#	Total public shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders

1.
The audited consolidated financial statements for the quarter and half-year ended September 30, 2011, have been taken on record by the Board of Directors at its meeting held on October 12, 2011. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements. The financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).

2.
The Securities Exchange Board of India (SEBI) vide its circular dated October 5, 2011, amended Clause 41 of the listing agreement requiring listed entities to disclose figures in respect of the immediately preceding quarter as well, in order to enable better comparison of the quarterly financial results. This change is effective from quarter ending December 31, 2011. The company has, however, voluntarily opted for an earlier adoption.

3.	Dividend :

The Board declared an interim dividend of 15/- per equity share. The record date for the payment of interim dividend is October 21, 2011.

The interim dividend will be paid on October 24, 2011. The interim dividend declared in the previous year was 40/- per equity share, which included a 30th year special dividend of 30/- per equity share.
(in )
Particulars	Quarter ended September 30,		Half-year ended September 30,		Year ended March 31,
	2011	2010	2011	2010	2011
Dividend per share (par value 5/- each)
Interim dividend	15.00	10.00	15.00	10.00	10.00
30th year special dividend	–	30.00	–	30.00	30.00
Final dividend	–	–	–	–	20.00
Total dividend	15.00	40.00	15.00	40.00	60.00

4.	Other information (Consolidated - Audited)

(in crore)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Staff costs	4,468	4,245	3,682	8,713	7,064	14,856
Items exceeding 10% of aggregate expenditure	–	–	–	–	–	–
Details of other income :
Interest on deposits with banks and others	410	387	257	797	494	1,133
Income from available-for-sale financial assets/investments	7	5	2	12	22	23
Miscellaneous income, net	3	6	3	9	5	13
Gains/(losses) on foreign currency	(33)	45	5	12	(15)	42
Total	387	443	267	830	506	1,211

5.	Audited financial results of Infosys Limited (Stand alone information)
(in crore)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenues	7,470	6,905	6,425	14,375	12,183	25,385
Profit before tax and exceptional item	2,541	2,298	2,237	4,839	4,156	8,821
Profit after tax before exceptional item	1,822	1,654	1,641	3,476	3,072	6,443
Profit after tax and exceptional item	1,822	1,654	1,641	3,476	3,072	6,443
Note :
The audited results of Infosys Limited for the above mentioned periods is available on our website www.infosys.com.
The information above has been extracted from the audited financial statements as stated.

6.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended September 30, 2011

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Dividend/Annual report related	–	154	154	–

7.	Statement of assets and liabilities (IFRS)
 (in crore)
Particulars	As at
	September 30, 2011	September 30, 2010
Assets
Cash and cash equivalents	18,535	15,401
Other current assets	2,461	1,860
Trade receivables	5,433	4,171
Investments
Available-for-sale financial assets	41	38
Investments in certificates of deposits	25	1,949
Property, plant and equipment	5,024	4,529
Other Non-current assets	2,998	2,345
Total	34,517	30,293
Liabilities and equity
Liability
Provisions	100	81
Other current liabilities	4,278	3,630
Non-current liabilities	471	257
Equity attributable to equity holders of the company
Share capital	286	286
Share premium	3,086	3,059
Retained earnings	26,125	22,894
Other components of equity	171	86
Total	34,517	30,293
Note : The above disclosure is in compliance with Clause 41(v)(h) of the listing agreement. The disclosure is an extract of the audited IFRS Balance Sheet as at September 30, 2011.

8.	Segment reporting

(in crore)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenue by industry segment
Financial services and insurance (FSI)	2,864	2,648	2,462	5,512	4,700	9,862
Manufacturing enterprises (MFG)	1,630	1,523	1,314	3,153	2,522	5,393
Energy, utilities and telecommunication services (ECS)	1,748	1,615	1,771	3,363	3,326	6,614
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL).	1,857	1,699	1,400	3,556	2,597	5,632
Total	8,099	7,485	6,947	15,584	13,145	27,501
Less : Inter-segment revenue	–	–	–	–	–	–
Net revenue from operations	8,099	7,485	6,947	15,584	13,145	27,501
Segment profit before tax, depreciation and non-controlling interest :
Financial services and insurance (FSI)	897	767	828	1,664	1,569	3,284
Manufacturing enterprises (MFG)	467	420	425	887	804	1,712
Energy, utilities and telecommunication services (ECS)	576	487	599	1,063	1,082	2,169
Retail, logistics, consumer product group, life sciences and health care enterprises (RCL).	578	502	465	1,080	825	1,803
Total	2,518	2,176	2,317	4,694	4,280	8,968
Less : Other un-allocable expenditure	237	224	219	461	427	866
Add : Un-allocable other income	387	443	267	830	506	1,211
Profit before tax and non-controlling interest	2,668	2,395	2,365	5,063	4,359	9,313
Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Assets and liabilities used in the company’s business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

The previous period figures, extracted from audited financial statements have been presented after incorporating the necessary reclassification adjustments pursuant to the changes in reportable segments.

By order of the Board for Infosys Limited

Bangalore, India October 12, 2011	S. D. Shibulal Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Limited and its subsidiaries for the three months and six months ended September 30, 2011, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows :

(in US$ million, except per ADS data)
Particulars	Quarter ended September 30,	Quarter ended June 30,	Quarter ended September 30,	Half-year ended September 30,		Year ended March 31,
	2011	2011	2010	2011	2010	2011
Revenues	1,746	1,671	1,496	3,417	2,854	6,041
Cost of sales	1,025	1,022	855	2,047	1,655	3,497
Gross profit	721	649	641	1,370	1,199	2,544
Net profit	411	384	374	795	700	1,499
Earnings per American Depositary Share (ADS)
Basic	0.72	0.67	0.65	1.39	1.23	2.62
Diluted	0.72	0.67	0.65	1.39	1.23	2.62
Total assets	7,046	7,146	6,742	7,046	6,742	7,010
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,797	3,795	3,869	3,797	3,869	3,769

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2011, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.